Joel Parker

Chief

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 24, 2020

Re:	Steward Realty Trust Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
File No. 024-10925

Dear Mr. Parker:

On behalf of Steward Realty Trust Inc. I hereby request qualification of the above-referenced Post-Qualification Amendment to Offering Statement on Form 1-A at 3pm Eastern Time on March 26, 2020 or as soon thereafter as is practicable.

Sincerely,

/s/ Daniel Miller

Daniel Miller

Chief Executive Officer

Steward Realty Trust, Inc.